FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES INCREASE

TO EXCHANGEABLE SHARE RATIOS

Calgary, Alberta – October 19, 2005 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) is pleased to announce an increase to the Exchange Ratio of the Exchangeable Shares of Enterra Energy Corp. from 1.17842 to 1.18723 and an increase to the Exchange Ratio of Rocky Mountain Acquisition Corp. Exchangeable Shares from 1.00737 to 1.01490.  These increases are effective on October 15, 2005.

The increase in the Exchange Ratio of Enterra Energy Corp. Exchangeable shares is calculated as follows:

Record Date of Enterra Energy Trust Distribution	September 30, 2005
Opening Exchange Ratio	1.17842
Enterra Energy Trust Distribution per Unit	US$ 0.17
Ten Day Weighted Average $US Trading Price of EENC-Q (prior to October 15, 2005)	US$22.75
Increase in Exchange Ratio *	0.00881
Effective Date of the Increase in Exchange Ratio	October 15, 2005
Exchange Ratio as of Effective Date	1.18723

The increase in the Exchange Ratio of Rocky Mountain Acquisition Corp. Exchangeable shares is calculated as follows:

Record Date of Enterra Energy Trust Distribution	September 30, 2005
Opening Exchange Ratio	1.00737
Enterra Energy Trust Distribution per Unit	US$ 0.17
Ten Day Weighted Average $US Trading Price of EENC-Q (prior to October 15, 2005)	US$22.75
Increase in Exchange Ratio *	0.00777
Effective Date of the Increase in Exchange Ratio	October 15, 2005
Exchange Ratio as of Effective Date	1.01490

*  The increase in the Exchange Ratio is calculated by multiplying the Enterra Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Ten Day Weighted Average US$ Trading Price of EENC-Q.

A holder of Enterra Energy Corp. Exchangeable Shares or Rocky Mountain Acquisition Corp. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta T2G 0P6.

FOR FURTHER INFORMATION PLEASE CONTACT:

Company Contacts

Investor Relations Counsel:

Enterra Energy Trust

The Equity Group

Reg Greenslade, Chairman

Linda Latman (212) 836-9609

Telephone (403) 213-2507

Andreas Marathovouniotis (212) 836-9611

Keith Conrad, President and CEO

www.theequitygroup.com

Telephone (403) 444-4424

Fax  (403) 444-0100

www.enterraenergy.com